UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGES IN BOARD OF DIRECTORS

Departure of Director; Appointment of new Director

On September 3, 2019, Ms. Cloris Li, an independent director of the Company, tendered her resignation as a member of the Board of Directors and as a member of the Company’s Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee, effective September 30, 2019. The Board has accepted Ms. Li’s resignation. Ms. Li’s resignation is due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On September 4, 2019, Mr. Bin Liu (“Mr. Liu”) was elected to fill the vacancy on the Board of Directors of the Company, effective September 30, 2019, until his successor is duly qualified and elected to succeed him at the Company’s next annual meeting or such earlier date of his resignation or removal. Mr. Liu will serve as a member on each of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee.

Mr. Liu has over 20 years of experience in accounting, finance, and capital markets areas. Mr. Liu has been a deputy manager of Beijing Houyi Capital Management Co., Ltd., a private equity fund headquartered in Beijing, since July 2019. From September 2017 to June 2019, Mr. Liu served as deputy manager at Jianwen Financial Holding Co., Ltd. From February 2003 to August 2017, Mr. Liu worked as an official at Shanghai Securities Regulatory Bureau. From January 2002 to February 2003, Mr. Liu served as financial manager at Winsan (Shanghai) Industrial Corporation Ltd. From July 1996 to December 2001, Mr. Liu served as a partner and manager at Beijing Zhongtian Huazheng Accounting Firm. Mr. Liu received his bachelor’s degree in finance from Liaoning University in 1996. Mr. Liu received his master’s degree in banking from Chinese Academy of Social Sciences in 1999, and his second master’s degree in law from Fudan University in 2010.

The Company and Mr. Liu entered into an director agreement (the “Director Agreement”) on September 4, 2019, pursuant to which the Company agrees to pay Mr. Liu RMB110,000 in cash per year for serving on the Board starting from the effective date of the Director Agreement, which shall be paid to Mr. Liu quarterly in arrears as determined by the Company. The Company shall also reimburse Mr. Liu for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Director Agreement.

Mr. Liu has no any family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Liu had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: September 5, 2019	By:	/s/ Limin Liu
Name: Limin Liu
Title: Chief Executive Officer

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